Exhibit 99.1

AINSWORTH ANNOUNCES PROPOSED NEW BOARD MEMBERS
EFFECTIVE AS OF THE CLOSING OF THE RECAPITALIZATION

Vancouver, BC, July 18, 2008 – Ainsworth Lumber Co. Ltd. (TSX: ANS) (the “Company”) announced today that pursuant to the previously announced recapitalization (the “Recapitalization”) described in the management proxy circular dated June 24, 2008 (the “Proxy Circular”), the following individuals will be appointed to serve on the new Board of Directors of the Company (the “New Board”) upon the Recapitalization becoming effective:

Robert Chadwick Jay Gurandiano Paul Houston Morley Koffman	John Lacey Gordon Lancaster Jonathan I. Mishkin

The Recapitalization will become effective pursuant to the Plan of Arrangement described in the Proxy Circular.  The current Board of Directors of the Company will be replaced by the New Board on the effective date of the Recapitalization, which is expected to occur by July 29, 2008.  Additional information with respect to the New Board may be found on the attached schedule to this press release.

The Proxy Circular and further information and materials relating to the Recapitalization are available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml).

Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: (604) 661-3200
Facsimile: (604) 661-3201

Contact: Robert Allen
Chief Financial Officer
Telephone: (604) 661-3200

Forward-looking information provided in this news release relating to the Company’s expectations regarding the Recapitalization contains forward-looking statements made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. The Company believes that expectations reflected in such information are reasonable, but no assurance is given that such expectations will be correct. Forward-looking information is based on the Company’s beliefs and assumptions based on information available at the time the assumption was made and on management’s experience and perception of historical trends, current conditions and expected further developments as well as other factors deemed appropriate in the circumstances. Investors are cautioned that there are risks and uncertainties related to such forward-looking information and actual results may vary. The forward-looking information is made as of the date of this news release and the Company assumes no obligation to update or revise it to reflect new events or circumstances, except as explicitly required by securities laws.

SCHEDULE

Proposed New Board Nominees Following the Effective Date of the Recapitalization

Name and place of residence and current positions with the Company	Present principal occupation, business or employment	Date of first appointment as director	Common Shares of the Company beneficially owned or controlled	Present and former public company directorships

Robert Chadwick Toronto, ON, Canada	Partner and member of Executive Committee of Goodmans LLP	Effective Date of Recapitalization	0	-

Jay Gurandiano Westmount, QC, Canada	Managing Director, Stone House Investments Holdings Inc.	Effective Date of Recapitalization	0	Smurfit Stone Container Corp. (Nasdaq): 2000 - 2001 St. Laurent Paperboard Inc. (TSX, NYSE): 1994 - 2000 Normabec Resources Inc. (TSXV): 1995 – 2003

Paul Houston Ajax, ON, Canada	Retired Businessman; President and Chief Executive Officer of Alderwoods Group Inc.: 01/2002 – 10/2006	Effective Date of Recapitalization	0
Scott’s Restaurants Inc. (TSX): 1996 – 1999
CPGI (KFC/Taco Bell/Pizza Hut): 1997 – 1999
Loewen Group Inc. (formerly TSX, ME, NYSE): 1999 – 2002
Alderwoods Group, Inc. (Nasdaq): 2002 – 2006
CFM Corporation:  2002 – 2005
Vicwest Income Fund – Board of Trustees (TSX): 2005 - 2006

Morley Koffman Vancouver, BC, Canada Director	Lawyer, Koffman Kalef LLP, Business Lawyers	April 15, 1993	7,888	Lions Gate Entertainment Corp. (NYSE): 1997 – present USFreightways Corporation (NYSE) (formerly TNT Freightways): 1970 - 2005 Anthem Properties Corp. (formerly TSX): 1997 - 2006

Name and place of residence and current positions with the Company	Present principal occupation, business or employment	Date of first appointment as director	Common Shares of the Company beneficially owned or controlled	Present and former public company directorships

John Lacey Thornhill, ON, Canada	Chairman, Tricap Restructuring Fund Advisory Board	Effective Date of Recapitalization	0	Loblaw Companies Limited (TSX): 2007 – present CIBC (TSX, NYSE): 2004 - present Telus Corporation (TSX, NYSE): 2000 - present

W. Gordon Lancaster West Vancouver, BC, Canada Director	Chief Financial Officer, Ivanhoe Energy Inc.	April 15, 1993	2,000	-

Jonathan I. Mishkin New York, NY, USA	Managing Partner, Sanabe & Associates, LLC	Effective Date of Recapitalization	0	-